Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

April 19, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Danilo Castelli, Staff Attorney

Re:                             VectoIQ Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted February 28, 2018
CIK No. 0001731289

Dear Mr. Castelli:

On behalf of VectoIQ Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated March 27, 2018 (the “Comment Letter”), from Mara L. Ransom, Assistant Director, with the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on February 28, 2018 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide to the Staff, in care of Mr. Castelli, a copy of the presentation that has been used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act.

Summary

General, page 1

2.                                      Please disclose here that none of your officers or directors has any experience with blank check companies as you do on page 30.

Response: The Company has revised the disclosure on page three of the Registration Statement in response to the Staff’s comment.

Capitalization, page 68

3.                                      It appears from your disclosure on pages 26 and 27 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining stockholders after such redemption.  Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in paragraph 3f of ASC 480-10-S99-3A.  In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

Response: The Company advises the Staff that the redemption of public shares is not independent of the Company’s liquidation and dissolution. While the redemption of the public shares technically happens as a first step, the reason for this step is solely to ensure that public holders receive their liquidation proceeds as soon as possible and are not required to wait for the procedural steps necessary to formally dissolve and liquidate the Company. Furthermore, each initial stockholder of the Company will execute a letter agreement, whereby such holders will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption. Accordingly, we respectfully believe that the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process. As a result, we believe we have accounted for the shares correctly.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:                                VectoIQ Acquisition Corp.

Alan I. Annex, Esq.